Mail Stop 3720


July 11, 2006


Mr. William W. Becker
Chairman and Chief Executive Officer
Telemetrix, Inc.
7105 La Vista Place
Suite 100
Longmont, CO 80503

Re:	Telemetrix, Inc.
	Revised Preliminary Proxy Statement on Schedule 14A
      Filed June 23, 2006
	File No. 0-14724

Dear Mr. Becker:

      We have reviewed your revised filing and have the following comments. We have limited our review to your compliance with the requirements of Schedule 14A and the other matters discussed below.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We reissue prior comment one in our letter dated March 28, 2006.
For each proposal, provide the disclosure required by Item 5 of
Schedule 14A regarding interests of certain persons in any matters to be acted upon at the meeting.
2. Please disclose the extent to which the approval of one proposal is conditioned on the approval of another proposal and/or how the vote on one proposal impacts another proposal. For example, disclose what will happen if shareholders approve the increase in authorized shares of common stock but do not approve the settlement agreement.

Telemetrix Inc. Summary of Common Shares Currently
Outstanding....,
page 3
3. Please move this table from the front part of the proxy statement to proposals three and four to provide the appropriate context for the information contained in the table.
4. We do not understand the reference to "Recapitalization" in the column titled "Shares to be Issued Upon Increase in Capitalization/Recapitalization." Instead, please revise the title of the table and column headings so that it is clear that the information relates to the number of shares that would be issued if proposals three and four are approved and the company issues shares under the settlement agreement. In addition, footnote the numbers in the third column to briefly describe how each person is receiving shares under the settlement agreement.
5. In prior comment 34 of our letter dated March 28, 2006, we asked that you disclose the natural person(s) with voting and/or investment control for each shareholder listed in the table. We are unable to locate such disclosure for TowerGate Capital or Nyssen LP.

Security Ownership of Management and Certain Beneficial Owners,
page
5
6. Please note that the type-size of footnotes under this caption, and elsewhere, must be the same legibility as the body of the document. See Rule 14a-5(d)(1) of Regulation 14A. Please revise as appropriate.
7. Item 403 of Regulation S-B requires that you include beneficial ownership amounts owned by all directors and nominees. As such, please include Messrs. Linney, Fitzsimmons and Larry L. Becker in the table.
8. You indicate that the beneficial ownership amounts do not include shares to be received as a result of the settlement. Please provide a descriptive cross-reference to the table showing beneficial ownership amounts if the settlement is approved.
9. We note that Mr. Tracy`s beneficial ownership amount does not include shares he will receive as a result of "implementation" of the settlement agreement. Since it does not appear Mr. Tracy is a party to the agreement, please clarify "implementation."
10. You indicate that Mrs. Larkowski will not receive shares in the settlement. The tabular disclosure on page 5 indicates that she will receive 3,519,004 shares. Please explain. Please also clarify the class of shares held by Mrs. Larkowski (i.e., the title is missing from the column).


11. Tell us why you have not included TowerGate, Nyssen LP, Larry Becker, and affiliates in the table of 5% or greater holders. In this regard, you should separately list in the table every person who beneficially owns more than 5% of the company`s voting shares.

Proposal One, page 6
12. Please explain how the settlement agreement will result in foreign ownership of Telemetrix in excess of 25% as determined under
FCC rules and regulations.
13. To provide context, please disclose the current beneficial ownership of the parties that have the right to appoint directors in the event they hold in excess of specific ownership amounts.
14. When disclosing which officers, directors and other shareholders have agreed to vote in favor of each proposal, disclose the total percentage of outstanding shares held by those individuals and whether, as a result, approval is assured.

Information as to Directors and Nominees, page 7
15. Please clearly disclose who is a current director seeking reelection and who is a nominee for director.

Board of Directors, Committees, and Attendance at Meetings, page 8
16. In prior comment nine to our letter dated March 28, 2006, we asked that you elaborate on the creation of committees in 2006 and that you also specifically address the disclosure requirements of
Item 7(d)(1)and (2) and Item 7(h) of Schedule 14A. We note your response but are unable to locate any revised disclosure in the proxy.

Proposal Three, page 10
17. We note your response to prior comment ten of our letter dated March 28, 2006; however, your disclosure does not make it clear that you are submitting two separate proposals to shareholders: (1) an increase in the number of authorized shares of common stock, and
(2)
an increase in the number of authorized shares of preferred stock. Please revise your disclosure to present these matters as separately-numbered and separately-discussed proposals.
18. Please explain your reference to "the Exchange and Conversion Agreement" in the first sentence of this section.


19. In prior comment 11, we requested that you discuss in
reasonable
detail any plans or proposals to use the newly authorized shares to
effectuate your "business objectives," as indicated at the top of
page 10.   We note your response but are unable to locate any
revised
disclosure in the proxy statement. We also note disclosure in your
Form 10-KSB for the year ended December 31, 2005 and your Form 10-QSB for the first quarter ended March 31, 2006 that certain legal proceedings have been initiated against you by Mr. Tracy and that you have borrowed additional amounts that you intend to repay through the issuance of shares. Please tell us whether you deem these recent events to constitute events or purposes for which you intend to issue additional shares as a result of the increase in authorized capital, and if so, discuss both this fact and these events in the proxy statement.
20. We are unable to locate a discussion of the 5.9 million shares to be issued to Michael Glaser in this section. Please advise or revise your disclosure.
21. The references to "this Section of the Proxy Statement entitled
`Voting Rights`" in the first paragraph and "The Table referred to earlier in this response" in the third paragraph are confusing. Please revise.

Proposed Anti-Takeover Effects..., page 10
22. We note your disclosure regarding the company`s 250,000 shares of
Series D preferred shares having voting rights. Please disclose, if true, that no Series D preferred shares are outstanding. In addition, in the proposal seeking approval to increase the number of authorized shares of preferred stock, disclose that 250,000 shares have been designated as Series D preferred shares.

Proposal Four, page 11
23. In prior comment 17 to our letter dated March 28, 2006, we asked that you provide the background of, and elaborate on, the facts surrounding each complaint. We note your response but are unable to locate any revised disclosure in the proxy statement.
24. In prior comment 20 to our letter dated March 28, 2006, we asked that you disclose how the parties arrived at the various conversion prices for the debts owed to certain shareholders. We note your response, including reference to various defaults, but are unable to locate any revised disclosure in the proxy statement. Please revise to discuss these matters.
25. In prior comment 22 to our letter dated March 28, 2006, we asked that you describe how you intend to inform shareholders whether you have obtained FCC approval and the date you expect this determination to be made and to disclose what will happen if you do not receive FCC approval. We note your response but are unable to locate any revised disclosure in the proxy. Please also update the disclosure to discuss the timing of the FCC approval process, which we note was expected to commence in June.
26. In prior comment 24 to our letter dated March 28, 2006, we asked that you substantiate your statement that the alternative to the settlement agreement was bankruptcy. We note your response but are unable to locate any revised disclosure in the proxy statement. Please revise.
27. We note your response to prior comment 26 of our letter dated March 28, 2006. It is not appropriate for Messrs. Becker and Brown, as the company`s sole directors and executive officers, to "inform shareholders as to their personal conclusions with respect to the Settlement Agreement" and not in their roles as directors and executive officers. Therefore, please remove the statements reflecting Messrs. Becker and Brown`s "personal" belief that "the Settlement Agreement is fair to all Shareholders and in the best interests of the Company." In addition, disclose, if true, that Messrs. Becker and Brown are not making any recommendation on whether to vote for approval of the settlement agreement.

Informational

Executive Compensation
28. As appropriate, please provide the tabular disclosure required by
Item 402(c), (d) and (e) of Regulation S-B as requested in prior comment 33 to our letter dated March 28, 2006.

Closing Statements

        Please respond to these comments by filing a revised preliminary proxy statement as appropriate. When you respond, please furnish a cover letter that keys your responses to our comments. If you believe that compliance with our comments is not appropriate, please provide the basis for your view in your response letter, which you should file electronically on EDGAR under the tag "CORRESP." Please also note the location of any material changes made in the materials for reasons other than in response to specific staff comments. Also, note the requirements of Rule 14a-6(h) of Regulation
14A and Rule 310 of Regulation S-T.





      Please contact, William Bennett, Staff Attorney, at (202)
551-
3389, or Kathleen Krebs, Special Counsel, at (202) 551-3810, or me at
(202) 551-3810 with any questions.



								Sincerely,



								Larry Spirgel
								Assistant Director



cc:	Michael Glaser
	(720) 228-2285

Mr. William W. Becker
Telemetrix, Inc.
July 11, 2006
P. 1